Press Release
[Graphic omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  February 12, 2004
                                 For more information:  +31 75 659 57 20

Ahold confirms receipt of VEB request for inquiry

Zaandam, The Netherlands, February 12, 2004 -- Ahold today announced that it has received the request that the VEB (Association of Dutch Stockholders) has filed at the Enterprise Chamber ("Ondernemingskamer") of the Amsterdam Court of Appeals.

The petition serves to institute an inquiry. The inquiry period requested in the petition runs from September 27, 1999 until December 18, 2003.

The petition has been filed by holders of approximately 1.2 million shares. This represents 0.06% of the total outstanding capital of more than 1.9 billion shares.

As previously indicated, Ahold deems this procedure unnecessary and premature, given the fact that a number of external investigations have been underway for much of the past year. This new request adds nothing to investigations currently underway, according to the company. In addition, it is Ahold's view that such an inquiry will markedly hamper the conduct of the company's business. It therefore limits the company's possibility to fully devote itself to restoring shareholder value.

Ahold will raise this and other proceedings during the Extraordinary General Meeting of Shareholders on corporate governance planned for March 3, 2004.

Ahold Corporate Communications: +31.75.659.57.20







                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302